UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month ended October 31, 2019
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On October 7, 2019, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued press releases announcing a partnership with Illumina to broaden the availability and use of NGS-based in-vitro diagnostic (IVD) kits, preliminary Q3 2019 results and measures to prioritize resource allocation, and the transition of CEO leadership. The press releases are furnished herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 and are incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: October 7, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 7, 2019
99.2	Press Release dated October 7, 2019
99.3	Press Release dated October 7, 2019

Exhibit 99.1

QIAGEN and Illumina Partner to Deliver Sequencing-Based In-Vitro Diagnostic (IVD) Tests
Partnership to accelerate the adoption of next-generation sequencing (NGS) in clinical decision-making
San Diego, California, Hilden, Germany and Germantown, Maryland - October 7, 2019 - Illumina, Inc. (NASDAQ: ILMN) and QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced a 15-year partnership intended to broaden the availability and use of NGS-based in-vitro diagnostic (IVD) kits, including companion diagnostics, for patient management.
The agreement grants QIAGEN non-exclusive rights to develop and globally commercialize IVD kits to be used together with Illumina’s MiSeq™ Dx and NextSeq™ 550Dx Systems. The agreement also includes rights for expansion of the partnership on future Illumina diagnostic (Dx) systems. Both partners are also exploring opportunities for QIAGEN to develop and market companion diagnostics based on Illumina’s TruSight Oncology (TSO) assays that enable comprehensive genomic profiling of tumor samples in immunotherapy.
Illumina and QIAGEN will cooperate to commercialize a menu of clinically validated workflows that combine QIAGEN’s proprietary content and bioinformatics solutions. The partnership will initially focus on commercializing oncology IVD kits to support patient management and may expand in the future to include additional clinical diagnostic fields, such as cardiology, hereditary diseases, infectious diseases, as well as inflammatory and autoimmune diseases.
“We are committed to expanding the range of clinical use cases addressed by genomic sequencing by enabling partners to deliver IVD tests and companion diagnostics on Illumina’s Dx instruments,” said Francis deSouza, CEO of Illumina. “Our partnership with QIAGEN will complement Illumina’s TSO 500 family with additional testing menu options, accelerating NGS adoption in oncology patient management.”
“Bringing together our highly complementary capabilities marks an important milestone to advance the use of NGS technologies in clinical decision-making and our shared vision of using this powerful technology to improve the outcomes for patients worldwide,” said Peer M. Schatz, Chief Executive Officer of QIAGEN. “We at QIAGEN are very pleased with this ground-breaking partnership and this first step in what we hope to be a long and productive relationship that capitalizes on combining our unique strengths. This partnership becomes a key cornerstone of our NGS strategy, which continues to include our universal solutions for use with any sequencer as well as the GeneReader NGS System for use primarily with smaller, targeted gene panels. Through this partnership, we look forward to creating significant benefits for customers and for both parties, as well as to allowing QIAGEN to maximize our opportunities as a company creating value by offering sample-to-insight solutions.”
Bringing together highly complementary capabilities
Through this partnership, QIAGEN endeavors to build a broad menu of IVD tests on Illumina’s Dx sequencers by leveraging its market leading companion diagnostic capabilities and Sample to Insight solutions, thereby enhancing both companies’ channel reach and presence in the IVD market.
QIAGEN is an established global leader in molecular (PCR and NGS-driven) precision medicine given its portfolio of more than 25 master collaboration agreements with pharmaceutical and biotechnology companies to co-develop and gain regulatory approvals for companion diagnostics. So far, seven therapies have received FDA co-approval with a QIAGEN companion diagnostic assay.
With global availability of the MiSeq Dx and NextSeq 550Dx platforms, Illumina has a robust diagnostic NGS product portfolio capable of covering a broad range of clinical applications designed for a variety of clinical lab settings. As NGS testing begins to play a more significant role in patient care, Illumina is committed to providing clinical solutions, both Illumina developed and partner driven, that support the diagnosis and management of human diseases.
About Illumina
Illumina is improving human health by unlocking the power of the genome. Our focus on innovation has established us as the global leader in DNA sequencing and array-based technologies, serving customers in the research, clinical and applied markets. Our products are used for applications in the life sciences, oncology, reproductive health, agriculture and other emerging segments. To learn more, visit www.illumina.com and follow @illumina.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2019, QIAGEN employed approximately 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's and ILLUMINA’s products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products, adjusted net sales, adjusted diluted earnings per share results, product launches, improvements in operating and financial leverage, currency movements, and plans for investment in its portfolio and share repurchase commitments, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's and ILLUMINA’s products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); ability to obtain regulatory approval of products; difficulties in successfully adapting products to integrated solutions and producing such products; the ability to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of QIAGEN’s most recent Annual Report on Form 20-F and Item 1A of ILLUMINA’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. For further information, please refer to the discussions in reports that each of QIAGEN and ILLUMINA has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Illumina contacts

Jacquie Ross, CFA
Vice President, Investor Relations
+1 858-882-2172
ir@illumina.com

Jen Carroll
Associate Director, Public Relations
+1 858-882-6822
pr@illumina.com

QIAGEN Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457
phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676
robert.reitze@qiagen.com

www.twitter.com/qiagen
www.facebook.com/QIAGEN

Exhibit 99.2

QIAGEN reports preliminary Q3 2019 results and announces measures to prioritize resource allocation

•	Preliminary Q3 2019 sales of about 3% CER growth (vs.~4-5% CER outlook), adjusted EPS in line with outlook

•	Initiatives announced to free up resources to invest in best growth opportunities, in particular new partnership with Illumina in NGS clinical decision-making
Venlo, The Netherlands, October 07, 2019 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced preliminary sales results for the third quarter of 2019 and measures to prioritize resource allocation to the most attractive growth opportunities in its Sample to Insight portfolio, in particular in light of a new orientation for its next-generation sequencing (NGS) activities.
For the third quarter of 2019, QIAGEN currently expects preliminary total net sales growth of about 3% at constant exchange rates (CER) compared to the outlook for about 4-5% CER growth, and mainly due to significantly weaker-than-expected developments in China. Total sales growth was about 6% CER excluding China sales. QIAGEN anticipates adjusted EPS within its outlook for approximately $0.35-0.36 CER. Further information will be provided when QIAGEN plans to report results for the third quarter and first nine months of 2019 on October 30, 2019.
The measures to free up resources comes as QIAGEN announced a new strategic collaboration with Illumina Inc. to advance the use of NGS technologies in clinical decision-making. As a result, QIAGEN has established a new orientation for its NGS-related activities that involves focusing development activities on this collaboration as well as expanding its offering of universal NGS consumables solutions for use with any sequencer. QIAGEN intends to continue supporting customers of the GeneReader NGS System, which is a complete Sample to Insight system for the processing of smaller targeted gene panels, but has now decided to suspend ongoing NGS-related instrument development activities .
Additionally, QIAGEN is implementing initiatives, which are to be completed by the end of 2019, that include shifting its Global Operations organization to a regional manufacturing structure and expanding the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland, and Manila, Philippines.
As a result of these initiatives, QIAGEN plans to take a pre-tax restructuring charge of about $260-265 million (or about $1.14-1.15 per share after taxes), and predominantly in results for the third quarter of 2019. This charge includes approximately $195-200 million of non-cash items that are primarily related to the decision on NGS instrument development activities and comprised of charges for the impairment of software and instrument development, licenses, partnership valuations and other assets. Any related workforce reductions will be handled in a socially responsible manner with respect for affected employees and in compliance with local labor laws.
“We are disappointed with the sales performance in the third quarter of 2019, with growth trends adversely impacted by significantly weaker-than-expected developments in China beyond the previously announced discontinuation of our GeneReader NGS System joint venture. At the same time, we saw robust growth in our QuantiFERON latent TB test largely in line with our targets along with solid trends in the United States,” said Roland Sackers, Chief Financial Officer. “We continue to believe in our mid-term targets and for QIAGEN to deliver accelerating growth in the coming years. Additionally, our broad strategic partnership with Illumina is set to revitalize our NGS strategy and offer highly attractive opportunities in clinical decision-making by leveraging our complementary strengths. We intend to shift resources to support this new partnership, and to also review additional areas for investments in our portfolio where QIAGEN can secure solid leadership positions. We believe these decisions will help us deliver faster sales growth in the future while maintaining financial discipline and a focus on efficiency gains.”

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2019, QIAGEN employed approximately 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QuantiFERON latent TB Test, its portfolio of next generation sequencing solutions and QIAstat-Dx), adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of digital PCR products, a new version of its QuantiFERON-TB test, QuantiFERON-TB Access, the QIAstat-Dx panel for respiratory conditions and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, and plans for investment in its portfolio and share repurchase commitments, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457
phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
thomas.theuringer@qiagen.com

www.twitter.com/qiagen
www.facebook.com/QIAGEN

Exhibit 99.3

QIAGEN announces CEO leadership transition

•	Peer M. Schatz to step down as CEO to pursue new opportunities

•	Remains as Special Advisor to facilitate a smooth transition

•	Search started for permanent CEO to lead QIAGEN in next growth phase

•	Thierry Bernard to act as interim CEO, working in tandem with CFO Roland Sackers
Venlo, The Netherlands, October 7, 2019 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced today that Peer M. Schatz, Chief Executive Officer, has notified the Company that, after 27 years at QIAGEN, he has decided to step down as Chief Executive Officer and Chairman of the Management Board. He will remain with QIAGEN as Special Advisor to the Supervisory Board and transition into this role in the coming weeks. The Supervisory Board will now start a search for a permanent CEO. In the meantime, Thierry Bernard, Senior Vice President, Head of Molecular Diagnostics Business Area, will now act as interim CEO and work in tandem with Roland Sackers, Chief Financial Officer.
“It has been a tremendous privilege to serve as the CEO of QIAGEN for such a long time. I am incredibly proud of the market and technology leadership that we have created and what our teams and partners have accomplished together,” said Peer M. Schatz. “QIAGEN has contributed to modern molecular biology in a way very few companies have had the honor to do. We can build on a strong culture of openness, agility and dedication to ensuring that our customers can rely on our premier solutions to gain superior molecular insights.
“Our Life Sciences portfolio is facing accelerating growth, our Molecular Diagnostics portfolio is today second to none in terms of competitive profile, and now strengthened by our new strategic partnership with Illumina, and our bioinformatics portfolio has taken a strong and industry-defining position in digital solutions to gain molecular insights. We have a lot of opportunities and are entering into a new chapter of the QIAGEN growth story.
“And this is why, after 27 fantastic years at QIAGEN, I now see a natural inflection point to bring in new leadership and will support this process. I am looking forward to new opportunities and challenges, and while these will be outside of QIAGEN, I am fully convinced of the Company’s prosperous future and intend to remain a significant shareholder. I would like to thank all employees, customers, partners, stakeholders as well as the Executive Committee and the Supervisory Board for their tremendous contributions, loyalty and support during these decades in which biology transformed everyday life and is poised to fulfill its promise as the transformational science of this century.”
Dr. Håkan Björklund, Chairman of the QIAGEN Supervisory Board, said: “I know that I speak for everyone at QIAGEN in thanking Peer Schatz for his exceptional contributions and dedication to the Company. We all owe him tremendous gratitude for his outstanding leadership and track record that have contributed to the creation of a true success story in the life sciences industry and enabled such great advances in science and healthcare. We respect his decision to pursue other interests. We are, however, pleased that he will remain involved with QIAGEN as a Special Advisor and sharing his in-depth knowledge, extensive network and experience. We want to thank Thierry Bernard for accepting this interim role, providing leadership during this transition and working closely in tandem with Roland Sackers.”
Peer Schatz was one of the first employees of QIAGEN, and since 1993 has shaped an entrepreneurial, global leader that has an omnipresent role in molecular biology, a fundamental scientific revolution that is rapidly changing the world. Under Peer Schatz’s leadership, QIAGEN grew from $2 million of sales in 1993 to the current level of about $1.6 billion, while the market capitalization has increased by over 300 times and its employee base has grown from 25 employees to more than 5,200 today with a presence in over 35 countries. QIAGEN was also the first German company to transact an initial public offering and listing on NASDAQ in 1996.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2019, QIAGEN employed approximately 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QuantiFERON latent TB Test, its portfolio of next generation sequencing solutions and QIAstat-Dx), adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of digital PCR products, a new version of its QuantiFERON-TB test, QuantiFERON-TB Access, the QIAstat-Dx panel for respiratory conditions and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, and plans for investment in its portfolio and share repurchase commitments, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457
phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
thomas.theuringer@qiagen.com

www.twitter.com/qiagen
www.facebook.com/QIAGEN